August 26, 2009

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Larry Spirgel, Assistant Director

Dear Mr. Spirgel:

Re:       Celldonate Inc. (the “Company”)
Registration Statement on Form S-1
Filed May 18, 2009
File No. 333-159300

We have been retained by the Company and have prepared this letter in response to your communication on June 11, 2009 regarding the Company’s Registration Statement on Form S-1.

General

1.
We note that you are registering the resale of 1,271,500 shares of common stock.  Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be an indirect primary offering.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  Therefore please fix the offering price of the common stock for the duration of the offering and identify the selling security holders as underwriters in the offering.  In the alternative, significantly reduce the number of shares being offered.

If you disagree with our analysis, please provide a detailed analysis of why the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(l)(i).  Your analysis should include, but not be limited to, an explanation of the relationship between the company and the selling shareholders, any relationships among the selling shareholders, and the manner in which each selling shareholder received the shares.  In addition, tell us what percentage of the shares being registered on behalf of the selling shareholders represent your outstanding shares not held by affiliates.  Also, provide this percentage for the amount being offered by each selling shareholder and that shareholder’s affiliates.  Disclose how you arrived at the percentages.

Response: The Company has significantly reduced the number of shares being offered from 1,271,500 to 541,500.  This represents less than 20% of the Company’s issued and outstanding common stock, including the shares issuable upon the exercise of warrants, and the Company believes that such a reduction enables the offering to appropriately be characterized as an eligible secondary offering under Rule 415(a)(1)(i).

2.	Please update your financial statements to include the audited financial statements for the fiscal year ended March 31, 2009.

Response: The Company has updated its financial statements as requested, and has also included its unaudited interim financial statements for the quarterly period ended June 30, 2009.

Prospectus Cover Page

3.	Disclose the number of shares being offered on behalf of selling shareholders that are issuable upon exercise of warrants.

Response: The Company has updated its disclosure as requested.

4.	Please revise to include the date of the prospectus as required by Item 501(b)(9) of Regulation S-K.

Response: The Company has revised its disclosure as requested.

Prospectus Summary, Page 3

5.	As you are not eligible to use incorporation by reference, please remove your reference in the first paragraph to documents incorporated by reference.

Response: The Company has amended its disclosure as requested.

Risk Factors, page 5

3.           We may not succeed in effectively marketing the Celldonate mobile games…page 6

6.
Please disclose that you do not currently have any marketing personnel and, if true, that you will not be hiring any marketing personnel in the next 12 months. In this regard, we note your disclosure in risk factor ten on page seven that indicates that you will not be hiring any marketing personnel in the next 12 months and have not initiated any search to hire any of such personnel.

Response: The Company has amended its disclosure as requested.  The risk factor in question now states the following:

A significant component of our business plan involves developing consumer awareness of our company and the Celldonate mobile games suite in particular. Our ability to successfully promote the Celldonate mobile games suite will depend largely on the efforts of our marketing personnel and the appropriateness of our marketing approaches. To achieve success, we expect to incur substantial advertising and marketing-related expenses over the next 12 months. Although we do not currently have any marketing personnel and we do not plan to hire any marketing-specific personnel in the next 12 months, we intend to retain two business development consultants on a part-time basis over the next 12 months and eventually, we plan to engage independent contractors in the areas of marketing, sales and other services.

Our ability to market our products and services successfully also depends on external factors over which we may have little or no control, including the performance of any potential retail or sales partners. We also intend to rely on third parties for certain information that may on occasion be inaccurate. If, for any reason, we fail to provide our customers with a product or service that meets their expectations, our reputation could suffer substantial harm, which could prevent us from developing our company as a trusted brand. The failure of our marketing and branding activities could adversely affect our ability to maintain customer relationships or attract new customers and could, therefore, prevent us from generating revenues.

Selling Security Holders, page 11

7.
We note that footnote two of your selling security holders table states that percentages are based on 2,291,000 shares of your common stock issued and outstanding as of May 4, 2009. Please note that, for purposes of calculating beneficial ownership pursuant to Rule 13d-3, the securities underlying the warrants held by a selling security holder shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person. See Rule 13d-3(d)(l)(i). Please revise your selling security holders table accordingly.

Response: The Company has revised its selling security holders table as requested.

8.
With respect to each selling security holder with shared voting and/or investment power, please revise such security holder’s footnote disclosure to disclose the total number of shares to which such security holder is deemed the beneficial owner, as well as the percentage of outstanding shares that relates to such beneficial ownership. Revise your “Security Ownership of Certain Beneficial Owners and Management” table on page 34 in response to this comment as well.

Response: The Company has revised its disclosure as requested.

Penny Stock Rules, page 17

9.
In the second sentence of the first paragraph, please delete the carve-out reference to securities “quoted on the OTC Bulletin Board system.” In this regard, note that the OTC Bulletin Board is not considered an “automated quotation system,” which is expected from the definition of “penny stock” in Section 3(a)(51) of the Exchange Act.

Response: The Company has amended its disclosure as requested.

Description of Business, page 19

10.	Please revise to discuss your plans with respect to the geographic location of your target market.

Response: The Company has revised its disclosure to state that it plans to concentrate its sales and marketing efforts on customers in Canada and the United States.

11.	Please discuss whether you will permit donations only to specified charities with whom you have arrangements and whether these charities will all be qualified charities for tax deductions.

Response: The Company has revised its disclosure to state that it will only permit donations to specific charitable and non-profit organizations with whom it has arrangements, all of which the Company anticipates will be qualified organizations for tax deduction purposes.

12.	Please disclose whether any of your affiliates will also be affiliated with any of the charitable or philanthropic organizations that you intend to promote for donations.

Response: The Company has revised its disclosure to state that it does not expect any of the charitable or philanthropic organizations with which it enters into strategic partnerships to be affiliated with the Company or any of its affiliates in any other capacity.

13.
Please further clarify how you intend to generate revenues from your business model. For example, explain how you will derive revenue from a customer’s initial purchase of the charity donations game card. Will the company receive 100% of the proceeds from this initial purchase, or will a specific amount of the purchase price to a specific charity, to your and/or to the retailer who sells the cards? Also, explain how you will derive revenue when a customer reloads his/her game card through the purchase of additional rewards points. Will the purchaser who chooses to purchase additional rewards points be permitted to choose the specific amount to donate as well as the charity that will receive the donation? Also, discuss what expenses you will incur under your business plan.

Response: The Company has clarified its disclosure as requested.  Please refer to the “Overview” and “Expenses” sections of the Description of Business for more information.

Intellectual Property, page 23

14.	Please disclose whether you have obtained patent protection for the Celldonate mobile games suites or any other mobile applications you have developed.

Response: The Company has amended its disclosure as requested.  The paragraph in question now states the following:

We currently own the intellectual property rights associated with the Celldonate mobile games suite and the other mobile applications we have developed, although we have not obtained and do not plan to obtain patent protection for either. We also own the copyright in the contents of our website and the rights to a number of Internet domain names that could be associated with the concept of mobile donations. Other than that, we do not have any other intellectual property and we have not filed for any protection of our trademark.

Government Regulations, page 23

15.
Please expand this section to more thoroughly address the various state and local gambling regulations that will apply to your products and services. In particular, please discuss the applicable regulations that will apply to your business as a result of marketing and selling games of chance for profit.

Response: The Company has expanded its disclosure as requested.  Please refer to the “Government Regulations” section of the Description of Business for more information.

16.
We note that you state in the third paragraph of this subsection that your “have obtained…all permits, licenses and approvals required by all applicable regulatory agencies to maintain [your] current operations and to carry out [your] future activities.” Please revise to specify which regulatory approvals you have obtained with respect to the gambling and lottery regulations that apply to your products and/or services.

Response: The Company has revised its disclosure to eliminate the reference to previously-obtained approvals, as it has not yet been required to obtain any approvals with respect to applicable gaming and lottery regulations.

Executive Compensation, page 32

Summary Compensation Table, page 32

17.	In your Summary Compensation Table, it appears that you have inadvertently included two references to footnote (3). Please revise or advise.

Response: The Company has revised its disclosure to remove the multiple references to footnote (3).

Certain Relationships and Related Transactions, page 35

18.
With respect to the amounts owed to Caring Capital and the company controlled by Chelsea Greene, please expand your disclosure to provide more information regarding the expenditures paid on your behalf. Also, please provide the name of the company controlled by Chelsea Greene.

Response: The Company has amended its disclosure as requested.

19.	With respect to the $2,989 owed to a director, please provide the name of the director and disclose the purpose of the advance.

Response: The Company has amended its disclosure to provide the requested information.

Director Independence, page 35

20.	Please revise to state the definition(s) you are using to evaluate the independence of Ray Bell.

Response: The Company has revised its disclosure as requested.  The paragraph in question now states the following:

We intend to apply to have our common stock quoted on the OTC Bulletin Board, which does not have any director independence requirements. However, we currently use NASDAQ’s general definition for determining director independence, which states that “independent director” means a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, that, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of the director. Only one of our current directors, Ray Bell, meets this definition of independence.

Report of Independent Registered Public Accounting Firm, page F-1

21.	Please have your auditors revise their updated opinion to include the cumulative period from inception through to March 31, 2009 in the opening and opinion paragraphs.

Response: The Company’s auditors have not revised their updated opinion as requested, as the cumulative period from inception now includes the unaudited interim quarterly period ended June 30, 2009.

22.	Please have your auditors revise their opinion to include their signature.

Response: The Company’s auditors have revised their opinion as requested.

Exhibits

23.	Please revise to include as exhibit 23.2 counsel’s consent to the filing of its legal opinion as an exhibit to the registration statement. Refer to Item 601(b)(23) of Regulation S-K.

Response: The Company has revised its exhibits to include the requested legal consent.

*    *    *

The Company also wishes to acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement on Form S-1;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any questions or comments.

Yours truly,

Bacchus Law Corporation

Per: /s/ Penny Green
Penny Green

Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of British Columbia